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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                               JUNUM INCORPORATED
           --------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  48204R 10 3
           --------------------------------------------------------
                                 (CUSIP Number)

             STEPHEN A. ZRENDA, JR., STEPHEN A. ZRENDA, JR., P.C.,
                      100 NORTH BROADWAY, SUITE 2100,
              OKLAHOMA CITY, OKLAHOMA 71302-8601; (405) 235-2111
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 NOVEMBER 7, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


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                                   SCHEDULE 13D

                               CUPIS NO. 48204R 10 3


     DAVID B. COULTER
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

     NOT APPLICABLE
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

     PF
-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     UNITED STATES
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Number of Shares              (7) Sole Voting Power
 Beneficially Owned               19,989,500 SHARES OF COMMON STOCK
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                      N/A
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  19,989,500 SHARES OF COMMON STOCK
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                      N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     19,989,500 SHARES OF COMMON STOCK
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     49.9% OF COMMON STOCK
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     INDIVIDUAL
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, $.01 par value (the "Common Stock") and other securities of Junum Incorporated, a Delaware corporation (the "Issuer"), which has its principal executive offices at 1590 Corporate Drive, Costa Mesa, California 92626.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement relates to the securities of the Issuer that were acquired by David B. Coulter. Mr. Coulter is President of the Issuer.

     Mr. Coulter has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with the acquisition of Junum.com, Inc. by the Company on November 7, 2000, through a stock exchange, Mr. Coulter received 7,950,000 shares of the Company's Common Stock, 1,349 shares of its Series "A" Convertible Preferred Stock, and a stock option to purchase 660,000 shares of Common Stock at $.50 per share which option expires on March 31, 2002.

     In April 2001, Mr. Coulter gifted 100,000 shares of Common Stock of the Company.

     In September 2001, Mr. Coulter sold 20,000 shares of Common Stock of the Company in a private transaction in reliance upon Section 4(2) under the Securities Act of 1933, as amended (the "1933 Act").

     During November 2001, David B. Coulter converted all 1,349 shares of his Series "A" Convertible Preferred Stock of the Company into 18,640,000 shares of Common Stock. During November 2001, Mr. Counter sold 7,100,000 shares of Common Stock in a series of private transactions, in reliance upon Section 4(2) of the 1933 Act and sold 10,000 shares of Common Stock in reliance upon Rule 144 under the 1933 Act. During December 2001, Mr. Coulter sold 192,500 shares of Common Stock in reliance upon Rule 144 under the Act.

     As of the date of this Schedule 13D, Mr. Coulter owns 19,329,500 shares of the Common Stock of the Company which represents 49.1% of the total issued and outstanding Common Stock. Assuming the exercise of his stock option to purchase 660,00 shares of Common Stock, Mr. Coulter would own a total of 19,998,500 shares which would represent 49.9% of the total issued and outstanding Common Stock of the Company.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisition of the securities of the Issuer by Mr. Coulter was primarily for investment purposes.


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     (a)  There are no tentative plans or proposals by Mr. Coulter to acquire additional securities of the Issuer.

     (b) There are no current plans or proposals regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

     (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

     (d) There are presently three vacancies on the Board of Directors of the Issuer, which has an authorized number of four members. At the present time, David B. Coulter is the only director serving on the Board of Directors of the Issuer.

     (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

     (f) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure.

     (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

     (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the over-the-counter Electronic Bulletin Board ("EBB").

     (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, Mr. Coulter is the direct beneficial owner of 19,329,500 shares of the Common Stock of the Issuer, excluding a stock option covering 660,000 shares of Common Stock.

     (b) Mr. Coulter has the sole power to vote and to dispose of the securities of the Issuer described herein.

     (c) No other purchases or sales of the Common Stock of the Issuer have been made by Mr. Coulter during the past 60 days, except as described in Item 3.

     (d) To the best knowledge of Mr. Coulter, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Coulter.

     (e)  Not Applicable.


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best his knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by Mr. Coulter.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 28, 2002                                /s/ David B. Coulter
                                       ----------------------------------------
                                                  David B. Coulter






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